Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com


mkraines@fulbright.com                                 telephone: (212) 318-3000
direct dial:  (212) 318-3261                           facsimile: (212) 318-3400


                                December 22, 2006



VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

         Re:      Applied DNA Sciences, Inc.
                  Registration Statement on Form SB-2
                  Filed January 15, 2005
                  File No. 333-122848

Dear Mr. Riedler:

      On behalf of Applied DNA Sciences, Inc. (the "Company") and in response to the Staff's comment letter dated December 13, 2006 (the "Comment Letter") in connection with Amendment No.8 to the Company's above-referenced Registration Statement on Form SB-2 (the "Registration Statement"), we hereby submit proposed changes to the financial statements for your review. We do not intend to file an Amendment No.9 to the Registration Statement until financial statements for the Company's fourth quarter are available and the Company's responses to the Comment Letter have been approved. We hope this approach is satisfactory.

      All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company's responses to those comments.

General

1. Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated financial statements.

      RESPONSE: Updated financial statements shall be provided in accordance with Item 310 (g) of Regulation S-B prior to requesting effectiveness.

Condensed Consolidated Financial Statements

Statements of Stockholders' Deficit, page F-4

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 2

2. Please revise your interim and annual statements of stockholders' deficit to retroactively change the par value of your common stock to the beginning of the period presented as a result of the change in par value from $0.50 to $.001 in March 2005.

      RESPONSE: In March, 2005, the Company changed the par value of its common stock from $.50 per share to $.001 per share. The Company's financial statements accounted for and disclosed the change in par value. According to generally accepted accounting principles, changes in the capital structure must be retroactively adjusted for stock dividends, stock splits or reverser splits. Accounting standards do not require an adjustment to the capital structure for changes in par value of the common stock. Accordingly, the Company believes its accounting and disclosure of the change in par value of its common stock is reasonable and in accordance with generally accepted accounting principles.

Notes to Condensed Consolidated Financial Information

Note A - Summary of Significant Accounting Policies, page F-20

Stock-Based Compensation, page F-23

3. Please tell us why you have not yet adopted SFAS No. 123(R), for which the effective date is as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Alternatively, please revise your financial statements and related disclosures to reflect your adoption of SFAS No. 123(R).

      RESPONSE: The Company had no unvested employee stock options as of January 1, 2006. We propose to include the following disclosure:

      NEW ACCOUNTING PRONOUNCEMENTS

      On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial
      Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, to account for compensation costs under our stock option plans. We previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our employee stock options because the option exercise price equaled the market price on the date of the grant. Prior to January 1, 2006 we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 3

      In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of the grant. We had no outstanding unvested awards as of the adoption date.

Note I - Restatement of Quarterly Financial Statements, page F-45

4. In general, please revise this note substantially to explain why you made each correction of an error. The examples in the ensuing comment are not all inclusive of the revisions that we believe you should make; additionally, please ensure that your revised narrative discussion not only discloses the amount of each change and the affected financial statement line item, but why each change occurred.

      RESPONSE: We propose to revise Footnote I as follows:

      The Company has restated its financial statements for the nine and three months ended June 30, 2005 and 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006 by filing amended Form 10-QSB's for the three month periods ended June 30, 2005 and June 30, 2006 to correct the following errors in the financial statements previously filed:

      o The Company erroneously accounted for and recorded as a current period expense the cost of issuing its debt aggregating $390,000 during the quarter ended March, 2006. The restatement corrects the $390,000 capitalized financing costs within the correct reporting quarter.

      o The Company erroneously accounted for and recorded the fair value of warrants issued in previous quarters and corrected the year to date fair value increasing the selling, general and administrative costs by $563,750 for the nine months ended June 30, 2006.

      o The Company erroneously accounted for and recorded the fair value of non-debt related warrants in the amount of $5,940,556 to interest expense in previous quarter(s) and corrected the year to date interest expense and related warrant liability for the nine months ended June 30, 2006.

      o The Company erroneously accounted for and recorded the net gain on change in fair value warrants in the amount of $1,156,698 and $4,355,942 for the three and nine months ended June 30, 2006, respectively.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 4

      The net effect of the corrections of these errors was to:

      o Increase the Company's profitability by $766,698 from a loss of $5,611 to a profit of $761,087 for the three months ended June 30, 2006

      o Increase the Company's net income by $2,148,264 from a profit of $3,458,485 to $5,606,849 for the nine months ended June 30, 2006.

      o Increase the Company's net loss by $136,400 from $84,181,303 to $84,317,703 from the period from September 16, 2002 (date of inception) through June 30, 2006.

      The result of the Consolidated Balance Sheet restatement is to reflect the:

      o Increase in additional paid in capital by $136,400 from $81,860,606 as of June 30, 2006 to $81,997,006.

      o Increase in deficit accumulated during development stage by $136,400 from $84,181,303 as of June 30, 2006 to $84,317,703.

      Following  are  reconciliations  of  the  Company's   restatement  of  the
      Consolidated Balance Sheet as of June 30, 2006:

                                                                 June 30, 2006
                                                        -------------------------------
                                                        (As Restated)     (As Reported)
                                                        ------------       ------------
      ASSETS                                            $ 11,693,826       $ 11,693,826
                                                        ============       ============

      LIABILITIES AND  DEFICIENCY IN
      STOCKHOLDERS' EQUITY
      Accounts payable and accrued liabilities             4,680,849          4,680,849
      Note payable - Related Party                           410,429            410,429
                                                        ------------       ------------
      Total Current Liabilities                            5,091,278          5,091,278

      Convertible Note Payable, net of
      unamortized discount                                 3,306,371          3,306,371
      Debt Derivative and Note Liability                   5,698,286          5,698,286
      Deficiency in Stockholders' Equity:
      Preferred Stock                                              6                  6
      Common Stock                                           118,582            118,582
      Common stock subscribed                               (200,000)          (200,000)
      Additional Paid-In-Capital                          81,997,006         81,860,606
      Deficit Accumulated During Development Stage       (84,317,703)       (84,181,303)
                                                        ------------       ------------
      Total  Deficiency in Stockholders' Equity           (2,402,109)        (2,402,109)
      Total Liabilities and Deficiency in
      Stockholders' Equity                              $ 11,693,826       $ 11,693,826
                                                        ============       ============

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 5

      The result of the Consolidated Statement of Income (Losses) restatement for the three and nine months ended June 30, 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006 is:

      o Increase in selling, general and administrative expenses for the three months ended June 30, 2006 by $390,000 from $1,190,967 to $1,580,967. The increase is to correct into the appropriate reporting quarter the reclassification of previously expensed debt issuance costs from selling, general and administrative expenses.

      o Reduction in selling, general and administrative expenses for the nine months ended June 30, 2006 by $563,750 from $4,955,055 to $4,391,305 for the nine months ended June 30, 2006. The reduction is a result of an error in recognizing and recording the fair value of warrants issued to non-employees and consultants.

      o Increase in selling and administrative expenses from September 16, 2002 (date of inception) to June 30, 2006 by $5,838,514 from $70,072,368 to $75,910,882. The increase is a cumulative result of an error in recognizing and recording the fair value of warrants issued to non-employees and consultants, an error in recognizing and recording at fair value common stock issued in settlement of debt and recognizing and recording additional compensation expenses.

      o Increase in net gain in fair value of debt derivative and warrant liabilities by $1,156,698 from $2,337,263 to $3,493,961 for the three months ended June 30, 2006. The increase is a result of an error in recognizing and recording fair value of non-debt warrants issued to non-employees and consultants leading to a revised change in reported gain in the current reporting period.

      o Decrease in net gain in fair value of debt derivative and warrant liabilities by $4,355,942 from $18,606,563 to $14,250,621 for the nine months ended June 30, 2006. The decrease is a result of an error in recognizing and recording the fair value of non-debt related warrants to non-employees and consultants of $5,940,556 erroneously charged to interest expense, net with the correction and an error in fair value adjustment of non-debt related warrants of $1,584,614.

      o Decrease in net gain in fair value of debt derivative and warrant liabilities by $4,355,942 from $35,307,553 to $30,951,611 for the period from September 16, 2002 (date of inception) through June 30, 2006. The decrease is a result of an error in recognizing and recording the fair value of non-debt related warrants to non-employees and consultants of $5,940,556 erroneously charged to interest expense, net with the correction and an error in fair value adjustment of non-debt related warrants of $1,584,614.

      o Decrease in interest expense by $5,940,556 from $9,117,785 to $3,177,229 for the nine months ended June 30, 2006. This decrease is a result of an error in recognizing and recording the initial fair value of non-debt related warrants issued to non-employees and consultants.

      o     Decrease in interest  expense by  $10,580,055  from  $47,119,730  to
            $37,061,675  for  the  period  from  September  16,  2002  (date  of inception) through ended June 30, 2006. This decrease is a cumulative result of an error in recognizing and recording the initial fair value of non-debt related warrants issued to non-employees and consultants.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 6

         The following chart sets forth reconciliations of the Company's restatement of the Consolidated Statement of Income (Losses) for the three and nine months ended June 30, 2006 as well as the period September 16, 2002 (date of inception) through June 30, 2006.

                                                                                             For the Period September 16,
                                                                                              2002 (date of Inception of
                               Three Months Ended                Nine Months Ended            Development Stage) through
                                  June 30, 2006                    June 30, 2006                     June 30, 2006
                         ------------------------------    ------------------------------    ------------------------------

                              (As              (As              (As             (As              (As              (As
                            Restated)        Reported)       Restated)        Reported)        Restated)        Reported)
                         -------------    -------------    -------------    -------------    -------------    -------------
Sales                    $      18,900    $      18,900    $      18,900    $      18,900    $      18,900           18,900
Cost of sales                   15,639           15,639           15,639           15,639           15,639           15,639
                         -------------    -------------    -------------    -------------    -------------    -------------
Gross Profit                     3,261            3,261            3,261            3,261            3,261            3,261
Operating Expenses:
Selling, General &
Administrative               1,580,967        1,190,967        4,391,305        4,955,055       75,910,882       70,072,368
Research and
Development                       --               --             75,276           75,276          968,711          968,711
Depreciation and
Amortization                   336,824          336,824        1,021,199        1,021,199        1,380,626        1,380,626
                         -------------    -------------    -------------    -------------    -------------    -------------
Total Operating
Expenses                     1,917,791        1,527,791        5,487,780        6,051,530       78,260,219      (72,421,705)
                         -------------    -------------    -------------    -------------    -------------    -------------
Operating Income
(Loss)                      (1,914,530)      (1,524,530)      (5,484,519)      (6,048,269)     (78,256,958)     (72,418,444)
Net gain  (loss)  in
fair  value of debt
derivative and
warrant
liabilities                  3,493,961        2,337,263       14,250,621       18,606,563       30,951,611       35,307,553
                         -------------    -------------    -------------    -------------    -------------    -------------
Other income (expense)           8,483            8,483           17,976           17,876           49,319           49,318
Interest income
(expense)                     (826,827)        (826,827)      (3,177,229)      (9,117,785)     (37,061,675)     (47,119,730)
                         -------------    -------------    -------------    -------------    -------------    -------------
Net income (loss)
before provision for
income taxes                   761,087           (5,611)       5,606,849        3,458,485      (84,317,703)     (84,181,303)
Provision for income
taxes                             --               --               --               --               --               --
                         -------------    -------------    -------------    -------------    -------------    -------------
Net Income (Loss)        $     761,087    $      (5,611)   $   5,606,849    $   3,458,485    $ (84,317,703)   $ (84,181,303)
                         =============    =============    =============    =============    =============    =============
Net income ( loss)
per common share-
basic                    $        0.01    $       (0.01)   $        0.05    $        0.03
                         -------------    -------------    -------------    -------------
Net income ( loss)
per common share-
fully diluted                     0.01                              0.03    $        0.02
Weighted average
shares outstanding         118,582,385      118,582,385      115,852,521      115,852,521
Basic
Diluted                    177,501,849                       181,716,985      181,716,985


Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 7

      The result of the Consolidated Statement of Income (Losses) restatement for the three and nine months ended June 30, 2005 is:

      o Decrease in selling, general and administrative expenses of $794,096 from $2,659,727 to $1,865,631 for the three months ended June 30, 2005. The reduction is a result of an error in recognizing and recording the fair value of non-debt related warrants issued to non-employees and consultants.

      o Increase in selling, general and administrative expenses of $1,952,275 from $22,236,607 to $24,550,027 for the nine months ended
            June 30, 2005. The result is from an error in recording at fair value common stock issued to a former Director in exchange for a previously incurred debt of $1,365,000 and an error in recording the fair value of non-debt related warrants to non-employees and consultants of $587,275.

      o Increase in fair value of debt derivative and warrant liabilities of $5,679,175 from $-0- to $5,679,175 for the three months ended June 30, 2005. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met. In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of June 30, 2005 (see Note G). The difference between the fair value of the warrants as of June 30, 2005 and the previous valuation has been recorded as a gain on revaluation of warrant liability.

      o Increase in fair value of debt derivative and warrant liabilities of $16,454,928 from $-0- to $16,454,928 for the nine months ended June 30, 2005. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met. In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of June 30, 2005 (see Note G). The difference between the fair value of the warrants as of June 30, 2005 and the previous valuation has been recorded as a gain on revaluation of warrant liability.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 8

      o Increase in interest expense of $23,148,214 from $9,224,929 to $32,373,143 for the nine months ended June 30, 2005. The increase is a result of an error in recording and recognizing the recording of the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights [as of June 30, 2005 (see Note G). The difference between the fair value of the warrants as of June 30, 2005 of $16,454,928 and the previous valuation has been recorded as a gain on revaluation of warrant liability.

      The  following   chart  sets  forth   reconciliations   of  the  Company's
      restatement of the Consolidated Statement of Income (Losses) for the three and nine month ended June 30, 2005.

                                     Three Months Ended                  Nine Months Ended
                                        June 30, 2005                      June 30, 2005
                              -------------------------------     -------------------------------
                              (As Restated)     (As Reported)     (As Restated)     (As Reported)
                              -------------     -------------     -------------     -------------
      Sales                   $        --                --       $        --                --
      Cost of sales                    --                --                --                --
                              -------------     -------------     -------------     -------------
      Gross Profit                     --                --                --                --
      Operating Expenses:
      Selling general and
      administrative              1,865,631         2,659,727        24,188,882        22,236,607
      Research and
      Development                    88,870            88,870           345,958           345,958
      Depreciation and
      amortization                    3,160             3,160            15,187            15,187
                              -------------     -------------     -------------     -------------
      Total Operating
      Expenses                    1,957,661         2,751,757        24,550,027        22,597,752
                              -------------     -------------                       -------------
      Operating Loss             (1,957,661)       (2,751,757)      (24,550,027)      (22,597,752)
      Net gain  (loss)  in
      fair  value of debt
      derivative and
      warrant
      liabilities                 5,679,175              --          16,454,928              --
      Other income
      (expense)                         241               241             3,415             3,415
      Interest income
      (expense)                     (21,557)          (21,557)      (32,373,143)       (9,224,929)
      Net income (loss)
      before provision for
      income taxes                3,700,190        (2,773,073)      (40,464,827)      (31,819,266)
      Provision for income
      taxes                            --                --                --                --
                              -------------     -------------     -------------     -------------
      Net Income (Loss)       $   3,700,190     $  (2,773,073)    $ (40,464,827)    $ (31,819,266)
                              =============     =============     =============     =============
      Net loss per common
      share - basic           $         .06     $       (0.04)    $       (0.83)    $       (0.65)
                              -------------     -------------     -------------     -------------
      Net income ( loss)
      per common share-
      fully diluted           $         .04                NA
                              -------------     -------------
      Weighted average
      shares outstanding
      Basic                      66,308,115        66,298,115        48,810,599        48,810,599
      Diluted                   109,223,832                                N/A
      Weighted average
      shares outstanding

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 9

      Following are reconciliations of the Company's restatement of the Statement of Cash Flows for the nine months ended June 30, 2006 and 2005 as well as the period from September 16, 2002 (date of inception of development stage) through June 30, 2006.

      Cash Flows from Operating Activities:

      o     Increase in net loss from $3,458,485 to $5,606,849 or $2,148,364 for the nine months ended June 30, 2006 resulting from the items listed above.

      o     Increase in net loss from  $31,819,266  to $40,464,827 or $8,645,561 for the nine months ended June 30, 2006 resulting from the items listed above.

      o     Increase in net loss from $84,181,303 to $84,317,703 or $136,400 for the period from September 16, 2002 (date of inception) through June 30, 2006 resulting from the items listed above.

      o Decrease in amortization and depreciation from $1,374,467 to $1,368,711 or $5,756 for the period from September 16, 2002 (date of inception) through June 30, 2006. The resulting decrease is the result of a classification error within the cash flow statement.

      o Decrease in non-cash value of warrants issued to consultants from $606,850 to $43,100 or $563,750 for the nine months ended June 30, 2006. The reduction is a result of an error in recognizing and recording the fair value of non-debt related warrants issued to non-employees and consultants.

      o Increase in the non-cash value of warrants issued to consultants from $1,243,744 to $3,241,068 or $1,997,324 for the nine months ended June 30, 2005. The increase is a result of an error in recognizing and recording the fair value of non-debt related warrants issued to non-employees and consultants.

      o Increase in the non-cash value of warrants issued to consultants from $3,583,016 to $9,421,530 or $5,838,514 for the period from
            September 16, 2002 (date of inception) to June 30, 2006. The increase is a result of an error in recognizing and recording the fair value of non-debt related warrants to non-employees and consultants.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 10

      o Increase in the non-cash income attributable to repricing of warrant and debt derivatives from $(10,118,917) to $(14,250,521) or $4,131,604 for the nine months ended June 30, 2006. The increase is the result of an error in recognizing and recording the initial fair value of non-debt related warrants to non-employees and consultants.

      o Increase in the non-cash income attributable to repricing of warrant and debt derivatives from $-0- to $(16,454,929) or $16,454,929 for the nine months ended June 30, 2005. The increase is the result of an error in recognizing and recording the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in the non-cash income attributable to repricing of warrant and debt derivatives from $(26,819,908) to $(30,951,611) or $4,131,604 for the period from September 16, 2002 (date of inception) through June 30, 2006. The increase is the result of an error in recognizing and recording the initial fair value of non-debt related warrants to non-employees and consultants.

      o Increase in non-cash financing costs attributable to issuance of warrants from $-0- to $2,271,000 or $2,271,000 for the nine months ended June 30, 2006. The increase is the result of an error in recognizing and recording the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in non-cash financing costs attributable to issuance of warrants from $-0- to $23,148,214 or $23,148,214 for the nine months ended June 30, 2005. The increase is the result of an error in recognizing and recording the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Decrease in non-cash financing costs attributable to issuance of warrants from $27,265,174 to $25,418,674 or $1,846,500 for the period from September 16, 2006 (date of inception) through June 30, 2005. The decrease is the result of an error in recognizing and recording the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in non-cash amortization of debt discount attributable to convertible notes from $-0- to $276,090 or $276,090 for the nine months ended June 30, 2006. The increase is a result of an error in recognizing and recording convertible debt discounts associated with debt financing.

      o Increase in non-cash amortization of debt discount attributable to convertible notes from $-0- to $276,090 or $276,090 for the period from September 16, 2002 (date of inception) through June 30, 2006. The increase is a result of an error in recognizing and recording convertible debt discounts associated with debt financing.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 11

      o Increase in non-cash fair value of common stock issued to related party in excess of previously incurred debt from $0- to $1,365,000 or $1,365,000 for the nine months ended June 30, 2005. The increase is the result of an error in recording at fair value common stock issued in settlement of a previously incurred debt.

      o Increase in the non-cash fair value of common stock issued to related party in excess of previously incurred debt from $0- to $1,365,000 or $1,365,000 for the period from September 16, 2002 (date of inception) through ended June 30, 2006. The increase is the result of an error in recording at fair value common stock issued in settlement of a previously incurred debt.

      o Increase in the non-cash fair value of common stock issued in exchange for services from $12,471,727 to $13,396,202 or $924,475 for the nine months ended June 30, 2005. The increase is the result of an error in recording at fair value common stock issued in exchange for services.

      o Decrease in non-cash common stock canceled for previously issued for services rendered from $(642,098) to $(181,928) or $460,170 for the nine months ended June 30, 2005. The decrease is the result of an error in classification of common stock issued/cancelled.

      Cash Flows from Financing Activities:

      o Decrease in proceeds from sale of common stock from $10,481,055 to $-0- or $10,481,055 for the nine months ended June 30, 2005. The decrease is the result of an error in reclassification of common stock issued in settlement of convertible debt.

      o Increase in proceeds from issuance of convertible notes from $1,575,000 to $9,079,000 or $7,504,000 for the nine months ended
            June 30, 2005. The increase is the result of an error in classification of proceeds received, net of related costs, in conjunction with issuance of convertible debentures.

      o Increase in proceeds from exercise of warrants and options from $70,750 to $102,750 or $32,000 for the nine months ended June 30, 2005. The increase is the result of an error in recognizing and recording cancellation of previously issued options.

      Following are reconciliations of the Company's restatement of the Consolidated Statement of Cash Flows for the three and nine months ended June 30, 2006, and 2005 and for the period from September 16, 2002 (date of inception) to June 30, 2006.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 12

                                                                                           For the Period September 16, 2002
                               Nine Months Ended                Nine Months Ended          (date of Inception of Development
                                 June 30, 2006                     June 30, 2005              Stage) through June 30, 2006
                         -----------------------------     -----------------------------     -----------------------------
                         (As Restated)   (As Reported)     (As Restated)   (As Reported)     (As Restated)   (As Reported)
                         ------------     ------------     ------------     ------------     ------------     ------------
Cash flows from
Operating Activities:
Net income (loss)        $  5,606,849     $  3,458,485     $(40,464,827)    $(31,819,266)    $(84,317,703)    $(84,181,303)
Adjustment to
reconcile net loss to
net cash used in
operating activities:
Amortization and
depreciation                1,021,199        1,021,199           15,187           15,187        1,368,711        1,374,467
Organization expenses
                                 --               --               --               --             88,500           88,500
Preferred shares
issued in exchange
for services                     --               --               --               --          1,500,000        1,500,000
Warrants issued to
consultants                    43,100          606,850        3,241,068        1,243,744        9,421,530        3,583,016
Income attributable
to repricing of
warrant and debt
derivatives               (14,250,621)     (10,118,917)     (16,454,929)            --        (30,951,611)     (26,819,908)
Financing costs
attributable to
issuance of warrants        2,271,000             --         23,148,214             --         25,418,674       27,265,174
Amortization of
beneficial conversion
feature- convertible
notes                            --               --          8,836,000        8,836,000       10,461,000       10,461,000
Amortization of
capitalized financing
costs                         247,238          247,238             --               --            247,238          247,238
Amortization of debt
discount
attributable to
convertible notes             276,090             --               --               --            276,090             --
Fair value of common
stock issued to
related party in
excess of previously
incurred debt                    --               --          1,365,000             --          1,365,000        1,365,000
Common stock issued
in exchange for
services                      710,200          710,200       13,396,202       12,471,727       31,284,573       31,284,573


Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 13


Common stock issued
in exchange for
intellectual property
in connection with
costs of acquiring
intangible assets                --               --               --               --         14,689,100       14,689,100
Common stock issued
as penalty in
connection with
financing                     773,958          773,958             --               --          1,550,487        1,550,487
Common stock
canceled- previously
issued for services
rendered                     (480,000)        (480,000)        (181,928)        (642,098)      (1,343,845)      (1,343,845)
Change in assets and
liabilities :
Increase in accounts
receivable                    (18,900)         (18,900)            --            (18,900)         (18,900)            --
Increase in prepaid
assets and deposits          (145,849)        (145,849)         (33,921)         (33,921)        (163,472)        (163,472)
Decrease in other
assets                          5,940            5,940             --               --             (3,128)          (3,128)
Decrease in due
related parties               (52,662)         (52,662)         (20,631)         (20,631)            --               --
Increase (decrease)
in accounts payable
and accrued
liabilities                 1,685,792        1,685,792         (833,465)        (983,197)       4,085,745        4,079,990
                         ------------     ------------     ------------     ------------     ------------     ------------
New cash used in
operating activities       (2,306,666)      (2,306,666)      (7,986,770)     (10,932,455)     (15,042,011)     (15,042,011)
Cash flows from
investing activities:
Payments foe patent
filing                           --               --             (4,347)          (4,347)         (25,698)         (25,698)
Capital expenditures
                              (35,851)         (35,851)            --               --            (48,602)         (48,602)
                         ------------     ------------     ------------     ------------     ------------     ------------
Net cash used in
investing activities          (35,851)         (35,851)          (4,347)          (4,347)         (74,300)         (74,300)
                         ------------     ------------     ------------     ------------
Cash Flows From
Financing Activities:
Proceeds from sale of
common stock, net of
costs                            --              --                --         10,481,055          432,000          432,000


Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 14


Proceeds from
issuance of
convertible notes           4,242,500        4,242,500        9,079,000        1,575,000       13,446,500       13,446,500
Proceeds from
exercise of warrants
and options                      --               --            102,750           70,750          343,750          343,750
Payment of debt                  --               --               --               --            (24,854)         (24,854)
Proceeds from loans              --               --               --               --          2,750,000        2,750,000
Advances from
shareholders                     --               --               --               --            100,088          100,088
                         ------------     ------------     ------------     ------------     ------------     ------------
Cash provided by
financing activities        4,242,500        4,242,500        9,181,750       12,126,805       17,047,484       17,047,484
Net (decrease)
increase in cash            1,899,983        1,899,983        1,190,633        1,190,633        1,931,173        1,931,173
Cash, beginning of
period                         31,190           31,190            1,832            1,832             --               --
                         ------------     ------------     ------------     ------------     ------------     ------------
Cash, end of period      $  1,931,173     $  1,931,173     $  1,192,465     $  1,192,465     $  1,931,173     $  1,931,173
                         ============     ============     ============     ============     ============     ============

5. Please revise your note disclosure regarding the errors and related financial statement adjustments for the three and nine months ended June 30, 2006. For example, please clarify items that follow.


      o Explain what you mean by "...reclass fair value of previously issued warrants from interest expense to additional paid-in capital." Per your June 30, 2006 statement of shareholders' deficit on page F-17, it appears that you actually reclassified the $1,584,614 from additional paid-in capital to liabilities, which is not consistent with your note disclosure.

      o Explain what you mean by "...adjust for fair value of warrants issued to additional paid-in capital."

      o Explain what you mean by "...adjust for effect of warrant valuation change of $4,355,942."

      o Explain why you reclassified the "fair value of warrants" from interest expense to additional paid-in capital.

      o     Explain  the  nature  of  the  error   adjustment   to  selling  and
            administrative expenses.

      o Explain why your statement of cash flows for the nine months ended June 30, 2006 reflects the adjustment of $1,584,614. It appears this cash flow statement adjustment somehow relates to the amount that you reclassified from additional paid-in capital to liabilities and not to your net loss.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 15

      RESPONSE: Please see response to comment 4.

6. Please separately detail the amounts included within the line item "other operating activities-see cash flow statement for full details" and, in so doing, ensure that the effect of each error on your statement of cash flows is readily determinable. Additionally, please provide an accompanying narrative discussion regarding your cash flow statement adjustments. Finally, revise your statement of cash flows for the nine months ended June 30, 2005 and Note M for the year ended September 30, 2005 as applicable.

      RESPONSE: Please see response to comments 4 and 10.

7. Please clarify the nature of the errors/adjustments recorded to your financial statements for the three and nine months ended June 30, 2005, ensuring that your narrative discussion of those errors agrees with the amounts reflected in the accompanying table. For example, please clarify the items that follow.

      o The increase in your selling, general, and administrative expense line item of $54,951 does not agree with the increase shown in the table for either the three or nine months ended June 30, 2005. In addition, the net income amount of $2,851,151 does not agree with the table.

      o Tell us and disclose why your interest expense line item increased by approximately $23.1 million.

      o Clarify why the table reflects a $16.5 million change to "fair value of warrants" when your narrative discussion reflects a $6.6 million change.

      o Tell us how you derived the $12,086,901 warrant valuation adjustment reflected on your statement of cash flows, as it does not appear to correlate to your related narrative discussion.

      o Tell us and disclose why you appear to have adjusted subscriptions receivable, common stock and additional paid-in capital. If these adjustments relate to a change in how you recorded the amount of the common stock that you issued in exchange for debt, clarify that fact and detail the adjustment amounts that resulted from recording the common stock issued at fair value.

      o     Please clarify the nature of the $749,640 change in "cash flows from
            financing   activities,"  as  the  adjustment   disclosed  does  not
            correspond to the change in the accompanying table.

      RESPONSE: Please see response to comment 4.

8. Please clarify to us and in the filing why you believe that you appropriately classified certain error corrections within interest income (expense) for all periods presented in Note I of your interim financial statements and Note M of your annual financial statements.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 16

      RESPONSE: The Company determined the fair value of warrants and equity issued to note holders was a financing cost and in addition to the beneficial conversion feature embedded in the convertible notes has classified the amounts as interest expense.

      Please see responses to comments 4 and 10, respectively.

      The Company believes its policy for accounting for interest is reasonable and in accordance with generally accepted accounting principles.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note D - Private Placement of Convertible Notes, page F-78

9. We acknowledge your response to comment 8 of our letter dated May 1, 2006. We are aware that the EITF has not reached a consensus on the registration rights/liquidating damages issue contemplated under EITF No. 05-4. Please revise the disclosure in your Form SB-2 to indicate how you account for your various registration rights agreements pursuant to the views presented in Issue Summary No. 1 to EITF No. 05-4.

      RESPONSE: We propose to include the following disclosure in Note D to the financial statements:

      In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04,
      liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 does not reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of June 30, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

      In connection with the issuance of the convertible notes and related warrants (see Note G), we granted liquidated damages pursuant to a separate registration rights agreement. The Company adopted View C of EITF 05-04. Accordingly, the liquidated damages pursuant to this registration right agreement were evaluated as a stand alone financial instrument. This treatment did not have a significant different effect than if the Company had adopted View A or B because the warrants were classified as derivative liabilities. The Company believes that if the FASB staff reached a consensus on EITF 05-04 and select combined treatment (View A or B), the warrants would have to be evaluated as a combined unit with the liquidated damages pursuant to the registration rights agreement, and accordingly, be evaluated as derivative liabilities. The Company does not believe that its measurement of the derivative liabilities under View A or View B would significantly differ from its measurement of the derivative liabilities under View C in these circumstances.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 17

Note M - Restatement of Financial Statements, page F-91

10. Please revise your disclosure to detail the nature of each restatement line item; in so doing, ensure that the changes in the various financial statement line items correlate to your the narrative discussion. For example, clarify why selling, general, and administrative expense and interest income (expense) changed significantly. Additionally, please address our above comments with respect to your interim financial statements as necessary.

      RESPONSE: We propose to amend Note M as follows:

      The Company has restated its financial statements for the year ended September 30, 2005 and the period from September 16, 2002 (date of inception) through September 30, 2005 by filing an amended Form 10-KSB for the fiscal year ended September 30, 2005 to correct the following errors in the financial statements previously filed:

      o The Company did not recognize and record as a current period expense, warrants issued to consultants and non-employees having a fair value of $7,358,568 (see Note G).

      o     The Company  erroneously  recorded  the value of shares  issued to a
            former  Director  in  exchange  for  previously   incurred  debt  of
            $1,365,000 (see Note E).

      o The Company did record the fair value of warrants issued to note holders and consultants having registration rights, $23,148,214 in the aggregate, as a charge of operations and a liability in accordance with EITF 00-19 (see Note D).

      o The Company did not record the gain of $16,700,991 on revaluation for the warrant liability as of September 30, 2005 (see Note D).

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 18

      The results of the correction of these errors include:

      o Increase in the Company's reported net loss for the year ended September 30, 2005 by $14,499,139 from $52,610,380 to $67,109,529.

      o Increase in the Company's current liabilities as of September 30, 2005 by $384,651 from $2,595,897 to $2,980,548.

o Increase in the Company's other liabilities, representing warranty liabilities, as of September 30, 2005 by $13,673,574 from $0 to $13, 673,574.

      The result of the Consolidated Balance Sheet restatement is:

      o Increase in accounts payable and accrued expenses as of September 30, 2005 from $2,185,468 to $2,570,119, or $384,651. The increase is a result of an error in recognizing, recording and accruing the fair value of warrants issued to non-employees and consultants of $384,651 as of September 30, 2005.

      o Increase in warrant liability as of September 30, 2005 $0 to $13,673,574. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met (see Note D). In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of September 30, 2005 (see Note
            G). The fair value of the warrants as of September 30, 2005 was $13,673,574 and has been recorded as a warrant liability.

      The  following   chart  sets  forth   reconciliations   of  the  Company's
      restatement of the Consolidated Balance Sheet as of September 30, 2005.

                                                            September 30, 2005
                                                      -----------------------------
                                                      (As Restated)    (As Reported)
                                                      ------------     ------------
      ASSETS
      Current Assets:
      Cash                                            $     31,190     $     31,190
      Accounts receivable and advances                      12,429           12,429
                                                      ------------     ------------
      Total current assets                                  43,619           43,619

      Property, plant and equipment                         12,750           12,750
      Less: accumulated depreciation                        (4,686)          (4,686)
                                                             8,064            8,064
      Other Assets:
      Deposits                                              14,262           14,262
      Intangible assets :
      Patents , net of accumulated amortization             22,493           22,493
      Intellectual Property ,net of accumulated
      amortization                                       9,094,082        9,094,082
                                                      ------------     ------------
                                                         9,130,837        9,130,837
                                                      $  9,182,520     $  9,182,520
             LIABILITIES AND DEFICIENCY IN
                  STOCKHOLDERS' EQUITY
      Accounts payable and accrued liabilities        $  2,570,119     $  2,185,468
      Note payable - Related Party                         410,429          410,429
                                                      ------------     ------------
      Total Current Liabilities                          2,980,548        2,595,897

      Warrant liability                                 13,673,574             --

      Deficiency in Stockholders' Equity:
      Preferred Stock                                            6                6
      Common Stock                                         112,230          112,230
      Common stock subscribed                               20,000           20,000
      Additional Paid-In-Capital                        82,320,715       81,879,801
      Deficit Accumulated During Development Stage     (89,924,553)     (75,425,414)
                                                      ------------     ------------
      Total  (Deficiency)  in Stockholders'
      Equity                                            (7,471,602)       6,586,623
                                                      ------------     ------------
                                                      $  9,182,520     $  9,182,520
                                                      ============     ============

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 19

      The result of the Consolidated Statement of Losses restatement is:

      o Increase in selling, general and administrative expenses for the year ended September 30, 2005 from $42,662,152 to $50,714,015, or
            $8,051,863. The increase is a result of an error in recognizing and recording the fair value of warrants issued to non-employees and consultants of $6,402,264, an error in recognizing and recording the fair value of stock issued in settlement of debt of $1,365,000 and an error in recognizing and recording additional compensation expense of $284,599.

      o Increase in selling, general and administrative expenses for the period from September 16, 2002 (date of inception) through September 30, 2005 from $63,483,689 to $71,535,604, or $8,051,915. The increase is a result of an error in recognizing and recording the fair value of warrants issued to non-employees and consultants of $6,402,264, an error in recognizing and recording the fair value of stock issued in settlement of debt of $1,365,000 and an error in recognizing and recording of additional compensation expense of $284,599.

      o Increase in the net gain on the revaluation of warrant liability for the year ended September 30, 2005 from $0 to $16,700,990, or $16,700,990. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met (see Note D). In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of September 30, 2005 (see Note
            G). The difference of $16,700,991 between the fair value of the warrants as of September 30, 2005 and the previous valuation has been recorded as a gain on revaluation of warrant liability.

      o Increase in the net gain on the revaluation of warrant liability for the period September 16, 2002 (date of inception) through September 30, 2005 from $0 to $16,700,990, or $16,700,990. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met (see Note D). In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of September 30, 2005 (see Note G). The difference of $16,700,991 between the fair value of the warrants as of September 30, 2005 and the previous valuation has been recorded as a gain on revaluation of warrant liability.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 20

      o Increase in the interest expense for the year ended September 30, 2005 from $8,958,046 to $32,106,310, or $23,148,264. The increase is a result of an error in recording and recognizing the recording of the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in the interest expense for the period September 16, 2002 (date of inception) through September 30, 2005 from $10,736,232 to $33,884,446, or $23,148,214. The increase is a result of an error in recording and recognizing the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      The following chart sets forth reconciliations of the Company's restatement of the Consolidated Statement of Losses for the year ended September 30, 2005 as well as the period from September 16, 2002 (date of inception of development stage) through September 30, 2005.

                                                                            For the Period September 16, 2002
                                          For the Year Ended                (date of Inception of Development
                                          September 30, 2005                Stage) through September 30, 2005
                                  ---------------------------------         ---------------------------------
                                  (As Restated)       (As Reported)         (As Restated)       (As Reported)
                                  ------------         ------------         ------------         ------------
      Operating Expenses:
      Selling general and
      administrative              $ 50,714,017         $ 42,662,152         $ 71,535,604         $ 63,483,689
      Research and
      Development                      638,873              638,873              877,408              877,408
      Depreciation and
      amortization                     356,266              356,266              359,427              359,427
                                  ------------         ------------         ------------         ------------
      Total Operating
      Expenses                      51,709,156           43,657,291           72,772,439           64,720,524
                                  ------------         ------------         ------------         ------------
      Operating Income
      (Loss)                       (51,709,156)         (43,657,291)         (72,772,439)         (64,720,524)
      Net gain  (loss)  in
      fair  value of debt
      derivative and
      warrant liabilities           16,700,990                 --             16,700,990                 --
                                  ------------         ------------         ------------         ------------
      Other income
      (expense)                          4,957                 4957               31,342               31,342
      Interest income
      (expense)                    (32,106,310)          (8,958,046)         (33,884,446)         (10,736,232)
                                  ------------         ------------         ------------         ------------
      Provision for income
      taxes                               --                   --                   --                   --
                                  ------------         ------------         ------------         ------------
      Net Income (Loss)           $(67,109,569)        $(52,610,380)        $(89,924,553)        $(75,425,414)
                                  ============         ============         ============         ============
      Basic and diluted
      loss per common
      share                       $      (1.05)        $      (0.82)        $      (2.53)        $      (2.12)
                                  ------------         ------------         ------------         ------------
      Weighted average
      shares outstanding            63,517,009           63,517,009           35,590,871           35,570,559


Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 21

      The results of the restatement of the cash flow include:

      Cash Flows From Operating Activities

      o Increase in net loss for the year ended September 30, 2005 from $52,610,380 to $67,109,519, or $14,499,139, resulting from items listed above.

      o     Increase in net loss for the period from September 16, 2002 (date of
            inception)   through   September  30,  2005  from   $75,425,414   to
            $89,924,553, or $14,499,139 resulting from items listed above.

      o Increase in the non-cash value of warrants issued to consultants for services rendered for the year ended September 30, 2005 from $956,304 to 7,358,568, or $6,402,264. The increase is a result of an error in recognizing and recording the fair value of warrants to acquire our common stock issued to non-employees and consultants and charged to operations (see Note G).

      o Increase in the non-cash value of warrants issued to consultants for services rendered for the period from September 16, 2002 (date of inception) through September 30, 2005 from $956,304 to 7,358,568, or $6,402,264. The increase is a result of an error in recognizing and recording the fair value of warrants to acquire our common stock issued to non-employees and consultants and charged to operations (see Note G).

      o Increase in the non-cash income attributable to re-pricing the warrant liability and debt derivatives for the year ended September 30, 2005 from $0 to 16,700,991, or $16,700,991. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met (see Note D). In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of September 30, 2005 (see Note G).

      o Increase in the non-cash income attributable to re-pricing the warrant liability and debt derivatives for the period from September 16, 2002 (date of inception) through September 30, 2005 from $0 to $16,700,991, or $16,700,991. The increase is a result of an error in accounting for the issuance of warrants subject to a registration rights agreement that provides for the payment of liquidated damages if the stipulated registration deadlines were not met (see Note D). In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," the Company revalued the warrants issued subject to registration rights as of September 30, 2005 (see Note
            G).

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 22

      o Increase in the non-cash financing costs attributable to the issuance of warrants for the year ended September 30, 2005 from $0 to $23,148,214, or $23,148,264. The increase is a result of an error in recording and recognizing the recording of the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in the non-cash financing costs attributable to the issuance of warrants for the period from September 16, 2002 (date of inception) through September 30, 2005 from $0 to $23,148,214, or $23,148,214. The increase is a result of an error in recording and recognizing the recording of the initial valuation of warrants issued in conjunction with financing as a liability subject to registration rights.

      o Increase in the non-cash cost of the fair value of common stock issued to a related party in excess of previously incurred debt for the year ended September 30, 2005 from $0 to $1,365,000, or $1,365,000. The increase is a result of an error in recording and recognizing the fair value of stock issued in settlement of debt of $1,365,000 to a former Director of the Company (See Note E).

      o Increase in the non-cash cost of the fair value of common stock issued to a related party in excess of previously incurred debt for the period from September 16, 2002 (date of inception) through September 30, 2005 from $0 to $1,365,000, or $1,365,000. The increase is a result of an error in recording and recognizing the fair value of stock issued in settlement of debt of $1,365,000 to a former Director of the Company (See Note E).

      o Increase in the non-cash cost of the fair value of common stock issued in exchange for services for the period from September 16, 2002 (date of inception) through September 30, 2005 from $27,202,860 to $30,574,373, or $3,371,513. The increase is a result of an error in recording and recognizing the fair value of stock issued for services by employees and non-employees and a reclassification common stock previously disclosed as stock issued pursuant to a employee stock option plan (See Note F).

      o Decrease in non-cash cost of common sock issued pursuant to an employee stock option plan for the year ended September 30, 2005 from $3,960,000 to $0 , or $3,960,000. The decrease is a result of reclassifying common stock issued pursuant to an employee stock option plan to common stock issued in exchange for services (See Note F).

      o Decrease in non-cash cost of common sock issued pursuant to an employee stock option plan for the period from September 16, 2002 (date of inception) through September 30, 2005 from $3,960,000 to $0, or $3,960,000. The decrease is a result of reclassifying common stock issued pursuant to an employee stock option plan to common stock issued in exchange for services (See Note F).

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 23

      o Decrease in non-cash cost of common sock cancelled-previously issued for services rendered for the year ended September 30, 2005 from $1,078,270 to $578,270 , or $500,000. The decrease is a result of an error in recording and recognizing the fair value of stock issued for services by employees and non-employees that was subsequently cancelled (See Note F).

      o Decrease in non-cash cost of common sock cancelled-previously issued for services rendered for the period from September 16, 2002 (date of inception) through the year ended September 30, 2005 from $1,363,845 to $863,845, or $500,000. The decrease is a result of an error in recording and recognizing the fair value of stock issued for services by employees and non-employees that was subsequently cancelled (See Note F).

      o Decrease in cost of capital expenditures for the year ended September 30, 2005 from $16,757 to $0, or $16,757. The decrease is a result of reclassifying disbursement for the acquisition of equipment from operating activities to investing activities.

      o Increase in the amount of net proceeds from sale of equipment for the period from September 16, 2002 (date of inception) through the year ended September 30, 2005 from $12,750 to $0 , or $12,750. The increase is a result of reclassifying net proceeds received the sale of equipment from operating activities to investing activities.

      o Increase in change of accounts payable and accrued liabilities for the year ended September 30, 2005 from $297,755 to $663,748, or $365,993. The increase is a result of an error in recognizing, recording and accruing the fair value of warrants issued to non-employees and consultants as of September 30, 2005.

      o Increase in change of accounts payable and accrued liabilities for the period from September 16, 2002 (date of inception) through September 30, 2005 from $2,053,464 to $2,419,457, or $365,993. The increase is a result of an error in recognizing, recording and accruing the fair value of warrants issued to non-employees and consultants as of September 30, 2005.

      Cash Flows From Investing Activities:

      o Increase in the cash provided by the sale of equipment for the year ended September 30, 2005 from $0 to $16,757, or $16,757. The increase is a result of an error in properly classifying proceeds from the sale of equipment as an investing activity.

      o Decrease in the cash used in capital expenditures for the period from September 16, 2002 (date of inception) through September 30, 2005 from $0 to $12,750, or $12,750. The decrease is a result of an error in properly classifying net disbursements in connection with acquiring equipment as an investing activity.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 24

      Cash Flows From Financing Activities:

      o Increase in the cash used in repayment of previously incurred debt for the year ended September 30, 2005 from $0 to $24,854, or $24,854. The increase is a result of an error in classifying repayment of debt as a financing activity.

      o Increase in the cash used in repayment of previously incurred debt for the period from September 16, 2002 (date of inception) through September 30, 2005 from $0 to $24,854, or $24,854. The increase is a result of an error in properly classifying repayment of debt as a financing activity.

      o Increase in proceeds from the sale of options to acquire the Company's common stock for the year ended September 30, 2005 from $70,750 to $102,750, or $32,000. The increase is a result of an error in recognizing and recording $32,000 of proceeds from the exercise of options as issuance of common stock (see Note F).

      o Increase in proceeds from the sale of options to acquire the Company's common stock for the period from September 16, 2002 (date of inception) through September 30, 2005 from $311,750 to $343,750, or $32,000. The increase is a result of an error in recognizing and recording $32,000 of proceeds from the exercise of options as issuance of common stock (see Note F).

      o Decrease in proceeds from subscription of common stock for the year ended September 30, 2005 from $9,079,000 to $0, or $9,079,000. The decrease is a result of an error in recognizing and recording the proceeds from the issuance of convertible notes that were exchanged for the Company's common stock ( see Note D).

      o Decrease in proceeds from subscription of common stock for the period September 16, 2002 (date of inception) through September 30, 2005 from $9,204,000 to $0, or $9,204,000. The decrease is a result of an error in recognizing and recording the proceeds from the issuance of convertible notes that were exchanged for the Company's common stock ( see Note D).

      The following chart sets forth reconciliations of the Company's restatement of the Consolidated Statement of Cash Flows for the year ended September 30, 2005 as well as the period September 16, 2002 (date of inception of development stage) through September 30, 2005.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 25

                                                                      For the Period September 16, 2002
                                       For the Year Ended             (date of Inception of Development
                                       September 30, 2005             Stage) through September 30, 2005
                                 -------------------------------      ---------------------------------

                                 (As Restated)     (As Reported)       (As Restated)     (As Reported)
                                 ------------       ------------       ------------       ------------
      Cash flows from
      Operating Activities:
      Net income (loss)           (67,109,519)       (52,610,380)       (89,924,553)       (75,425,414)
      Adjustment to
      reconcile net loss
      to net cash used in
      operating activities:
      Amortization and
      depreciation                    350,107            350,107            353,268            353,268
      Organization expenses              --                 --               88,500             88,500
      Preferred share
      issued in exchange
      for services                       --                 --            1,500,000          1,500,000
      Warrants issued to
      consultants in
      exchange for
      services rendered             7,358,568            956,304          9,378,430          2,976,166
      Income attributable
      to repricing of
      warrant and debt
      derivatives                 (16,700,991)              --          (16,700,991)              --
      Financing costs
      attributable to
      issuance of warrants         23,148,214               --           23,148,214               --
      Amortization of
      beneficial
      conversion feature-
      convertible notes             8,836,000          8,836,000         10,461,000         10,461,000
      Amortization of
      capitalized
      financing costs                    --                 --                 --                 --
      Amortization of debt
      discount
      attributable to
      convertible notes                  --                 --                 --                 --
      Fair value of common
      stock issued to
      related party in
      excess of previously
      incurred debt                 1,365,000               --            1,365,000               --
      Common stock issued
      in exchange for
      services                     18,176,641         14,805,128         30,574,373         27,202,860

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 26


      Common stock issued
      to ESOP                            --            3,960,000               --            3,960,000
      Common stock
      exchanged for
      intellectual
      property in
      connection with
      costs of acquiring
      intangible assets            14,689,100         14,689,100         14,689,100         14,689,100
      Common stock issued
      as penalty in
      connection with
      financing                       776,529            776,529            776,529            776,529
      Common stock
      canceled- previously
      issued for services
      rendered                       (578,270)        (1,078,270)          (863,845)        (1,363,845)
      Change in assets and
      liabilities :
      Increase in accounts
      receivable                      (12,429)           (12,429)           (12,429)           (12,429)
      Increase in prepaid
      assets and deposits               9,297              9,297            (14,262)           (14,262)
      Decrease in other
      assets                             --                 --              (13,890)           (13,890)
      Capital expenditures               --               16,757               --              (12,750)
      Increase (Decrease)
      in due related
      parties                        (111,943)          (111,943)            40,753             40,753
      Increase (decrease)
      in accounts payable
      and accrued
      liabilities                     663,748            297,755          2,419,457          2,053,464
                                 ------------       ------------       ------------       ------------
      Net cash used in
      operating activities         (9,139,948)        (9,116,045)       (12,735,346)       (12,740,950)
      Cash flows from
      investing
      activities:
      Payments for patent
      filing                           (4,347)            (4,347)           (25,689)           (25,698)
      Capital expenditures
      (disposals)                      16,757               --              (12,750)              --
                                 ------------       ------------       ------------       ------------

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 27



      Net cash used in
      investing activities             12,410             (4,347)           (38,448)           (25,689)
      Cash Flows From
      Financing
      Activities:
      Proceeds from sale
      of common stock ,
      net of costs                       --                 --              432,000            432,000
      Proceeds from
      subscription of
      common stock                       --            9,079,000               --            9,204,000
      Proceeds form
      issuance of
      convertible notes             9,079,000               --            9,204,000               --
      Proceeds from sale
      of  options                     102,750             70,750            343,750            311,750
      Payment of debt                 (24,854)              --              (24,854)              --
      Proceeds from loans                --                 --            2,750,000          2,750,000
      Advances from (to)
      shareholders                       --                 --              100,088            100,088
                                 ------------       ------------       ------------       ------------
      Cash provided by
      financing activities          9,156,896          9,149,750         12,804,984         12,797,838
      Net (decrease)
      increase in cash and
      cash equivalents                 29,358             29,358             31,190             31,190
      Cash, beginning of
      period                            1,832              1,832               --                 --
                                 ------------       ------------       ------------       ------------
      Cash and cash
      equivalents, end of
      period                     $     31,190       $     31,190       $     31,190       $     31,190
                                 ============       ============       ============       ============

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 22, 2006
Page 28




      If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261

                                                          Very truly yours,

                                                          /s/Merrill M. Kraines

                                                          Merrill M. Kraines


Enclosures


cc:      Mr. John Krug, Senior Staff Attorney
         Mary Mast, Senior Accountant
         Amy Bruckner, Staff Accountant
         James A. Hayward, Applied DNA Sciences, Inc.